NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Jonathan H. Talcott T 202.689.2806 jon.talcott@nelsonmullins.com	101 Constitution Avenue, NW | Suite 900 Washington, DC 20001 T 202.689.2800 F 202.689.2860 nelsonmullins.com

May 28, 2024

Via Electronic Transmission

Lauren Pierce
Jeffrey Kauten
Office of Technology
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Trump Media & Technology Group Corp. Registration Statement on Form S-1 Filed April 15, 2024 File No. 333-278678

Dear Lauren Pierce and Jeffrey Kauten:

On behalf of Trump Media & Technology Group Corp., a Delaware corporation (“we” or “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 21, 2024, regarding the Company’s Registration Statement on Form S-1 filed with the Commission on April 15, 2024 (the “Registration Statement”).  For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response.  We also respectfully advise the Staff that, once the Company’s new auditor completes its audit of the financial statements for the fiscal years ended December 31, 2023 and 2022, the Company intends to file Amendment No. 1 to the Company’s Registration Statement on Form S-1 with the Commission through EDGAR (the “Amended Registration Statement”), which, to the extent the Company’s response to a comment below includes proposed revisions to disclosure, such proposals relate to the proposed revisions to the Registration Statement to be reflected in the Amended Registration Statement.  All page references in the responses set forth below refer to page numbers in the Registration Statement.

California | Colorado | District of Columbia | Florida | Georgia | Illinois | Maryland | Massachusetts | Minnesota
New York | North Carolina | Ohio | Pennsylvania | South Carolina | Tennessee | Texas | Virginia | West Virginia

Lauren Pierce
Jeffrey Kauten
Office of Technology
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 28, 2024

Registration Statement on Form S-1

Cover page

1.	Please disclose that the shares issued as compensation were issued without the payment of any additional consideration or advise.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in response to the Staff’s comment, it intends to revise the disclosure contained on the cover page of the Amended Registration Statement as shown in numerals (iv) and (v) of the “Cover Page” section set forth in Annex A.

Risk Factors

If TMTG fails to maintain an effective system of disclosure controls..., page 35

2.
We note your statement that you may not be able to timely file reports required by the Exchange Act.  We also note that you did not timely file Forms 10-Q for the quarters ended March 31, June 30, or September 30, 2023.  Update and revise your risk factor to state that you did not timely file reports and that you may not be able to file timely in the future.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in response to the Staff’s comment, it intends to revise the disclosure contained on pages 36 and 59 as set forth in Annex A.  In addition, the Company respectfully directs the Staff’s attention to the text of the Staff’s Compliance and Disclosure Interpretations No. 135.03, which states in relevant part that:

“Rule 12b-25 provides that an annual or quarterly report shall be deemed timely filed if a Form 12b-25 making certain specified representations is filed no later than one business day after the due date of the annual or quarterly report, and the report itself is filed no later than fifteen or five calendar days, respectively, after the due date.”

As the Company timely filed a Form 12b-25 and filed its Form 10-Q for the period ending March 31, 2024 within the prescribed five calendar day deadline after the initial due date of the Form 10-Q, the Form 10-Q is deemed to be timely filed.  As such, the Company respectfully advises the Staff that it did not list such Form 10-Q in the revised disclosure shown on pages 36 and 56 in Annex A as no such disclosure is necessary.

Lauren Pierce
Jeffrey Kauten
Office of Technology
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 28, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 74

3.
Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.  Your discussion should highlight the fact that your two largest selling stockholders, beneficial owners of over 70% of your outstanding shares, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in response to the Staff’s comment, it intends to revise the disclosure contained on page 85 as set forth in Annex A.

4.	Please tell us why you are registering the shares held by ARC and the Locked-up Shares at this time when they are subject to lock-up restrictions during the Lock-up Period.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, unlike an initial public offering where a 180-day lock-up generally expires at a time where Rule 144 is available to affect a transfer by an issuer’s pre-IPO shareholders, Rule 144 will be unavailable to shareholders prior to the one year anniversary of the completion of the Company’s initial business combination.  The applicable lock-ups will expire no later than six months from the closing of the Company’s initial business combination and, as a result of contractual registration requirements as well as from an efficiency standpoint, the Company is registering for resale shares currently subject to lock-up so that, upon lock-up expiration, the resale of such shares will have been registered pursuant to a then-effective registration statement without needing to file a separate registration statement.  The Company further advises the Staff that, in response to the Staff’s comment, it intends to revise the disclosure contained on page 85 as set forth in Annex A in the second paragraph of the “Other Equity Financing” section indicated thereunder.

Plan of Distribution, page 146

5.
We note your disclosure on page 147 that your selling securityholders may sell their securities in one or more underwritten offerings on a firm commitment or best efforts basis. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S‑K.

Response:

The Company acknowledges the Staff’s comment and confirms its understanding that it will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information.  In addition, the Company respectfully advises the Staff that, in response to the Staff’s comment, it intends to revise the disclosure contained on page 149 as set forth in Annex A.

Lauren Pierce
Jeffrey Kauten
Office of Technology
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 28, 2024

General

6.
We note you are attempting to register the issuance of shares underlying securities that were originally issued in private transactions.  Since the issuances of common stock are derivative of securities that were offered and sold in private transactions, it is not appropriate to register the issuances of common stock.  If these securities remain a part of this registration statement, you should revise to register the resale of the common stock.  For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretation 139.09.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in response to the Staff’s comment, it intends to revise the disclosure contained on the cover page and pages 13-14 and 146 as set forth in Annex A to remove the registration of the issuance of 7,116,251 shares of Common Stock underlying the private placement warrants in response to the Staff’s comment in accordance with the guidance set forth in Securities Act Compliance and Disclosure Interpretation 139.09 and instead register the offer and resale of such underlying shares of Common Stock.

7.
On May 3, 2024, the Commission entered into an order instituting settled administrative and cease-and-desist proceedings against BF Borgers CPA PC and its sole audit partner Benjamin F. Borgers CPA (individually and together “BF Borgers”) (https://www.sec.gov/files/litigation/admin/2024/33-11283.pdf).  The Order denies BF Borgers the privilege of appearing or practicing before the Commission as an accountant.  As a result, BF Borgers may not participate in or perform the audit or review of financial information included in Commission filings, issue audit reports included in Commission filings, provide consents with respect to audit reports, or otherwise appear or practice before the Commission.  Any issuer with a pending registration statement that contains or incorporates by reference financial information audited or reviewed by BF Borgers would need to file a pre-effective amendment to include financial information audited or reviewed, as applicable, by a qualified, independent accountant that is permitted to appear or practice before the Commission.

Response:

The Company acknowledges the Staff’s comment and advises that the Company that Amendment No. 1 to the Registration Statement will include an audit opinion from the Company’s new audit firm, Semple, Marchal & Cooper, LLP, covering the fiscal years ended December 31, 2023 and 2022.

*                   *                   *                   *

Lauren Pierce
Jeffrey Kauten
Office of Technology
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 28, 2024

If you have any questions regarding this submission, please contact Jonathan Talcott at (202) 689-2806.

Thank you for your time and attention.

Sincerely,

/s/ Jonathan H. Talcott

Jonathan H. Talcott
Nelson Mullins Riley & Scarborough LLP

cc:          Scott Glabe, General Counsel

Annex A

Cover Page

TRUMP MEDIA & TECHNOLOGY GROUP CORP.

Up to ~~21,491,251~~14,375,000 Shares of Common Stock Issuable Upon the Exercise of Public Warrants
Up to 146,108,680 Shares of Common Stock
Up to 4,061,251 Warrants to Purchase Common Stock

This prospectus relates to the issuance by us of up to ~~an aggregate of 21,491,251~~14,375,000 shares of our common stock, $0.0001 par value per share (the “Common Stock”)~~, which consist of (i) 566,742 shares of Common Stock~~  that are issuable upon the exercise of warrants (the “Public Warrants”) originally issued ~~to ARC Global Investments II, LLC (“ARC”) in a private placement in connection with~~in the initial public offering of Digital World Acquisition Corp. (“DWAC” or “Digital World”) ~~(the “Placement Warrants”), (ii) up to 369,509 shares of Common Stock that are issuable upon the exercise of warrants originally issued in connection with the conversion of Digital World Convertible Notes (as defined below), immediately prior to the consummation of the Business Combination (as defined below) (the “Convertible Note Post IPO Warrants”), (iii) up to 3,055,000 shares of Common Stock that are issuable upon the exercise of warrants originally issued in connection with Digital World Alternative Warrants (as defined below), (iv) up to 3,125,000 shares of Common Stock that are issuable upon the exercise of warrants to be issued in connection with the conversion of Digital World Alternative Financing Notes (as defined below) (the “Alternative Financing Notes Post IPO Warrants” and, together with the Convertible Note Post IPO Warrants and the Digital World Alternative Warrants, the “Post IPO Warrants”), and (v) up to 14,375,000 shares of Common Stock that are issuable upon the exercise of warrants originally issued in the initial public offering of DWAC (the “Public Warrants” and, together with the Placement Warrants and the Post IPO Warrants, the “Warrants”). We will receive the proceeds from any exercise of the Warrants for cash.~~.

This prospectus also relates to the offer and sale from time to time by the selling securityholders named in this prospectus or their permitted transferees (the “Selling Securityholders”) of (a) up to an aggregate of 146,108,680 shares of Common Stock (the “Resale Securities”), consisting of (i) 1,133,484 shares of Common Stock ~~originally issued to ARC~~ (the “Placement Shares”) originally issued to ARC Global Investments II, LLC (“ARC”)  in a private placement in connection with the initial public offering of Digital World at a price of $10.00 per unit, each unit consisting of one share of Common Stock and half a warrant exercisable at $11.50 per share of Common Stock (the “Digital World Convertible Units”), (ii) up to 14,316,050 shares of Common Stock originally issued as Founder Shares (as defined below) to ARC in connection with the initial public offering of DWAC at a price of $0.0017 per share, which share amount assumes a conversion ratio (2.0:1) pending litigation and/or out of court agreement between TMTG and ARC and consists of (x) 10,980,000 shares of Common Stock held by ARC (including 3,579,480 shares of Common Stock being held in the escrow pending the litigation); (y) 95,000 shares of Common Stock transferred to certain Selling Securityholders by ARC for no consideration (including 30,970 shares of Common Stock being held in the escrow pending the litigation) and (z) 3,241,050 shares of Common Stock transferred to certain Selling Securityholders by ARC for an approximate price of $0.0029 (including 1,056,582 shares of Common Stock being held in the escrow pending the litigation) (collectively the “Founder and Anchor Investors Shares”), (iii) 744,020 shares issued to holders of Digital World Convertible Notes (as defined below), consisting of (x) 625,270 shares of Common Stock issued to certain ~~selling securityholders~~Selling Securityholders upon the conversion of the Digital World Convertible Notes into Digital World Convertible Units, each at a price of $10.00 and (y) 118,750 shares of Common Stock issued to certain Selling Securityholders upon the conversion of the Digital World Convertible Notes into Digital World Convertible Units, each at a price of $8.00 (collectively the “Conversion Shares”), (iv) 965,125 shares of Common Stock issued upon the conversion of promissory notes issued pursuant to the Convertible Note Compensation Plan (as defined below) (“DWAC Compensation Shares”), which shares of Common Stock were issued to the applicable Selling Securityholders without the payment of additional consideration, (v) 690,000 shares of Common Stock issued to TMTG director and officers as compensation immediately prior to the consummation of the Business Combination (as defined below) (“TMTG Compensation Shares”), without the payment of additional consideration, (vi) up to 6,250,000 shares that are issuable upon the conversion of Digital World Alternative Financing Notes (as defined below) into Digital World Convertible Units at a conversion price of $8.00 (“Alternative Financing Shares”), (vii) 7,116,251 shares of Common Stock issuable upon exercise of the Placement Warrants (as defined below) and the Post IPO Warrants (as defined below) at a price of $11.50 per share (the “Private Warrant Shares”), consisting of (w) 566,742 shares of Common Stock that are issuable upon the exercise of warrants originally issued to ARC in a private placement in connection with the initial public offering of Digital World (the “Placement Warrants”), (x) up to 369,509 shares of Common Stock that are issuable upon the exercise of warrants originally issued in connection with the conversion of Digital World Convertible Notes, immediately prior to the consummation of the Business Combination (the “Convertible Note Post IPO Warrants”), (y) up to 3,055,000 shares of Common Stock that are issuable upon the exercise of warrants originally issued in connection with Digital World Alternative Warrants (as defined below) and (z) up to 3,125,000 shares of Common Stock that are issuable upon the exercise of warrants to be issued in connection with the conversion of Digital World Alternative Financing Notes (the “Alternative Financing Notes Post IPO Warrants” and, together with the Convertible Note Post IPO Warrants and the Digital World Alternative Warrants, the “Post IPO Warrants”), (viii) 143,750 shares of Common Stock issued to the underwriters in connection with the Digital World IPO (as defined below) (the “Representative Shares”) and (ix) 114,750,000 shares of Common Stock held by President Donald J. Trump (“President Trump Shares”) consisting of (y) 78,750,000 shares of Common Stock received by President Donald J. Trump upon the consummation of the Business Combination in exchange of Private TMTG (as defined below) shares held by President Donald J. Trump and (z) 36,000,000 Earnout Shares (as defined below) which may be earned by President Donald J. Trump based on the performance of our shares of Common Stock and for no additional consideration and (b) up to 4,061,251 Warrants consisting of (i) 566,742 Placement Warrants, (ii) up to 369,509 Convertible Note Post IPO Warrants, and (iii) up to 3,125,000 Alternative Financing Notes Post IPO Warrants.

We will not receive any proceeds from the sale of shares of Common Stock or Warrants by the Selling Securityholders pursuant to this prospectus. We will receive proceeds from any exercise of the Warrants (as defined below) for cash.

The number of shares of Common Stock being offered for resale in this prospectus exceeds the number of shares of Common Stock constituting our public float. The Resale Securities represent approximately 256% of our public float and approximately ~~107~~83% of our outstanding shares of Common Stock as of ~~January 31~~[•], 2024 (after giving effect to the issuance of shares of Common Stock upon exercise of the Warrants). ~~Despite~~

 ~~the closing price being $32.59 per share of Common Stock as of April 12, 2024, ARC and the Selling Securityholders may still experience a positive rate of return on the shares of Common Stock purchased by them due to the lower price per share at which their shares of Common Stock were purchased as referenced above.~~ The sale of the Resale Securities being offered pursuant to this prospectus, or the perception that these sales could occur, could result in a significant decline in the public trading price of our Common Stock. Despite any such decline in price, our Selling Securityholders may still experience a positive rate of return on the shares of Common Stock purchased by them due to the lower price per share at which such shares of Common Stock were purchased as referenced above.  While the Selling Securityholders may, on average, still experience a positive rate of return based on the current market price, public stockholders may not experience a similar rate of return on the Common Stock they purchased if there is such a decline in price and due to differences in the purchase prices and the current market price. For example, based on the closing price of $~~32.59~~[•] per share on ~~April 12~~[•], 2024, ARC and other Selling Securityholders may receive potential profits of up to $~~32.58~~[•] per share. The Selling Securityholders may offer, sell or distribute all or a portion of the securities hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from such sales of the shares of Common Stock or Warrants, except with respect to amounts received by us upon exercise of the Warrants for cash. We believe the likelihood that warrant holders will exercise their Warrants and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our shares of Common Stock. If the trading price for our shares of Common Stock continues to be over $11.50 per share, we believe holders of Warrants will likely exercise these Warrants. In addition, to the extent the Warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of the Warrants will decrease. The Warrants may be exercised for cash or on a “cashless basis.” See “Description of Securities — Warrants” for further discussion. We will bear all costs, expenses and fees in connection with the registration of these securities, including with regard to compliance with state securities or “blue sky” laws. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their sale of shares of Common Stock or Warrants. See the section titled “Plan of Distribution.”

Our shares of Common Stock and Public Warrants are currently listed on the Nasdaq Global Market (“Nasdaq”) under the symbols “DJT” and “DJTWW,” respectively. On ~~April 12~~[•], 2024, the closing price of our Common Stock was ~~32.59~~$[•] per share and the closing price of our Public Warrants was ~~13.69~~$[•] per Public Warrant.

~~The sale of the Resale Securities, or the perception that these sales could occur, could depress the market price of our Common Stock. Despite a decline in price, our Selling Securityholders may still experience a positive rate of return on the shares of Common Stock purchased by them due to the lower price per share at which such shares of Common Stock were purchased as referenced above. While these Selling Securityholders may, on average, experience a positive rate of return based on the current market price, public securityholders may not experience a similar rate of return on the shares of Common Stock they purchased if there is such a decline in price and due to differences in the purchase prices and the current market price. For example, based on the closing price of $32.59 per share on April 12, 2024, ARC and certain other Selling Securityholders may receive potential profits of up to $32.58 per share of Common Stock.~~

Shares of Common Stock offered by us
Up to ~~21,491,251,~~14,375,000 shares of Common Stock~~, which consist of:~~ that are issuable upon the exercise of the Public Warrants.
~~(i) 566,742 shares of Common Stock that are issuable upon the exercise of the Placement Warrants, (ii) up to 369,509 shares of Common Stock that are issuable upon the exercise of Convertible Note Post IPO Warrants, (iii) up to 3,055,000 shares of Common Stock that are issuable upon the exercise of the Digital World Alternative Warrants, (iv) up to 3,125,000 shares of Common Stock that are issuable upon the exercise of the Alternative Financing Notes Post IPO Warrants, and (v) up to 14,375,000 shares of Common Stock that are issuable upon the exercise of the Public Warrants.~~

Shares of Common Stock outstanding assuming exercise of all Warrants and the issuance of the ~~Earnout Shares and~~ Alternative Financing Shares
204,441,834 shares of Common Stock (based on total shares outstanding as of ~~April 1~~[•], 2024), consisting of ~~136,700,583~~176,700,583 shares of Common Stock outstanding (excluding shares of Common Stock being held in escrow pending a resolution of a dispute with certain stockholders that may result in the release of up to 4,667,033 shares of Common Stock), ~~40,000,000 Earnout Shares,~~ 6,250,000 Alternative Financing Shares ~~and 21,491,251~~, 7,116,251 Private Warrant Shares and 14,375,000 shares of Common Stock offered by us.

Pages 35-36

If TMTG fails to maintain an effective system of disclosure controls and internal controls over financial reporting, TMTG’s ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, TMTG is subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the listing standards of Nasdaq. TMTG expects that the requirements of these rules and regulations will continue to increase TMTG’s legal, accounting, and financial compliance costs, make some activities more difficult, time consuming and costly, and place significant strain on TMTG’s personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that TMTG maintain effective disclosure controls and procedures and internal control over financial reporting. TMTG intends to develop and refine TMTG’s disclosure controls and other procedures that are designed to ensure that information required to be disclosed by TMTG in the reports that TMTG will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to TMTG’s principal executive and financial officers. TMTG intends to improve TMTG’s internal control over financial reporting. In order to maintain and improve the effectiveness of TMTG’s disclosure controls and procedures and internal control over financial reporting, TMTG anticipates that TMTG will continue to expend significant resources, including accounting-related costs and significant management oversight.

TMTG’s controls may be inadequate because of changes in conditions in TMTG’s business. Further, weaknesses in TMTG’s disclosure controls or TMTG’s internal control over financial reporting may continue to be discovered in the future. Any failure to remediate, develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm TMTG’s operating results or cause us to fail to meet TMTG’s reporting obligations and may result in a restatement of TMTG’s financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of management evaluations and independent registered public accounting firm audits of TMTG’s internal control over financial reporting that TMTG will eventually be required to include in TMTG’s periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in TMTG, which would likely have a negative effect on the trading price of TMTG common stock. ~~In addition, if TMTG is unable to continue to meet these requirements, TMTG may not be able to remain listed on Nasdaq.~~

In addition, TMTG is required to file periodic financial reports with the SEC and Nasdaq Listing Rule 5250(c)(1) requires listed companies to timely file all such required periodic financial reports.  TMTG’s predecessor, Digital World, did not timely file various required periodic reports, including Forms 10-Q for the quarters ended March 31, June 30, or September 30, 2023, and as result received non-compliance notices from the Listing Qualifications Department of Nasdaq.

There can be no assurance that TMTG will be able to meet its timely obligations and maintain continued compliance with Nasdaq’s listing rules.  Failure to comply with applicable laws or regulations, as interpreted and applied, or TMTG’s reporting obligations with the SEC, could have a material adverse effect on TMTG’s reputation, the price of its securities and its business and results of operations.

In connection with the preparation of its financial statements as of and for the nine months ended September 30, 2023, Private TMTG identified material weaknesses in its internal control over financial reporting, and TMTG may identify additional material weaknesses in its previously issued financial statements that, in the future, may cause TMTG to fail to meet its reporting obligations or result in material misstatements of its financial statements.

Private TMTG historically had limited accounting and financial reporting personnel and other resources with which to address its internal controls and procedures. In connection with the preparation of its financial statements as of and for the nine months ended September 30, 2023, Private TMTG’s management identified a material weakness in its internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of an entity’s financial statements will not be prevented or detected on a timely basis. Private TMTG’s management determined that there were errors related to the classification of income in the previously issued financial statements for the years ended December 31, 2021 and 2022. In accordance with SEC Staff Accounting Bulletin No. 99, “Materiality,” and SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” Private TMTG determined that the errors were material to its previously issued financial statements. Therefore, Private TMTG concluded that the previously issued financial statements should be restated.

The material weaknesses identified by Private TMTG’s management related to material errors over its financial reporting, which required the restatement of its financial statements for the years ended December 31, 2021 and 2022. Specifically, Private TMTG’s management determined the material weaknesses related to a material error in classifying income from a licensing arrangement in 2021 as net sales from related parties rather than the proper classification as other income from related parties. Private TMTG’s management determined that the restatement matters primarily related to its failure to design and maintain formal accounting policies, processes, and controls to analyze, account for and properly disclose income recordation as well as a need for additional accounting personnel who have the requisite experience in SEC reporting regulation.

TMTG is committed to remediating the material weaknesses described above and continuing remediation efforts during 2024. TMTG intends to initiate and implement several remediation measures including, but not limited to hiring additional accounting staff with the requisite background and knowledge, engaging third parties to assist in complying with the accounting and financial reporting requirements related to significant and complex transactions as well as adding personnel to assist TMTG with formalizing its business processes, accounting policies and internal control documentation, strengthening supervisory reviews by our Management Team, and evaluating the effectiveness of its internal controls in accordance with the framework established by Internal Control — Integrated Framework (2013) published by the Committee of Sponsoring Organizations of the Treadway Commission. While TMTG’s efforts are ongoing, TMTG plans to continue to take additional steps to remediate the material weaknesses, improve its financial reporting systems, and implement new policies, procedures, and controls; however, TMTG cannot guarantee those measures will prevent or detect material weaknesses in the future.

Although TMTG intends to pursue the remediation efforts mentioned above, all identified material weaknesses continue to exist as of the date of this prospectus and we cannot provide any assurance that TMTG, or its independent registered accounting firm, will not identify new material weaknesses in TMTG’s internal controls over financial reporting in the future. While we are undertaking efforts to remediate these material weaknesses, the material weaknesses will not be considered remediated until our remediation plan has been fully implemented, the applicable controls operate for a sufficient period of time, and we have concluded through testing, that the newly implemented and enhanced controls are designed and operating effectively. We are working to remediate the material weaknesses as efficiently and effectively as possible but expect that full remediation could potentially go beyond December 31, 2024. At this time, we cannot provide an estimate of costs expected to be incurred in connection with implementing this remediation plan; however, these remediation measures will be time consuming, incur significant costs, and place significant demands on our financial and operational resources.

If TMTG identifies any new material weaknesses in the future, any such newly identified material weakness could limit its ability to prevent or detect a misstatement of its accounts or disclosures that could result in a material misstatement of its annual or interim financial statements. In addition, to the extent there are future disagreements with or required changes to TMTG’s auditors, TMTG’s ability to prepare and timely comply with its reporting obligations may be significantly impaired. In any of these occurrences were to materialize, TMTG may be unable to maintain compliance with securities law requirements and applicable stock exchange listing requirements regarding timely filing of periodic reports, investors may lose confidence in our financial reporting and the price of its securities may decline as a result. TMTG cannot assure you that any measures it has taken or may take in the future will be sufficient to remediate the existing material weaknesses, avoid potential future material weaknesses or disagreements with its auditors.

TMTG’s Management Team may not successfully or efficiently manage its transition to being a public company.

As a public company, TMTG will incur new obligations relating to its reporting, procedures and internal controls. These new obligations and attendant scrutiny will require investments of significant time and energy from TMTG’s executives and could divert their attention away from the day-to-day management of TMTG’s business, which in turn could adversely affect TMTG’s financial condition or operating results.

The members of TMTG’s Management Team have extensive experience leading complex organizations. However, they have limited experience managing a publicly-traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that specifically govern public companies. As such, our Management Team may not successfully or effectively manage the transition to managing a public company subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a disadvantage in that it is likely that an increased amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of TMTG. Moreover, TMTG may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. All of these factors may impair TMTG’s ability to prepare and timely comply with its reporting obligations. See “Risk Factors – Risks Related to Ownership of TMTG Common Stock – If TMTG fails to maintain an effective system of disclosure controls and internal controls over financial reporting, TMTG’s ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.”

Other Equity Financing

Although there are no present binding understandings, commitments, or agreements with respect to any acquisition of other businesses, products, or technologies, TMTG will, from time to time, evaluate acquisitions of other businesses, products, and technologies. If TMTG is unable to raise additional equity or debt financing, as and when needed, it could be forced to significantly curtail its operations.

The ability of the Selling Securityholders to sell the Resale Securities pursuant to this registration statement may affect TMTG’s ability to sell its own shares of Common Stock or securities exercisable for shares of Common Stock should management elect to raise additional capital through a registered offering or private placement. The sale of a substantial number of Common Stock pursuant to this registration statement, or the perception that such sale may occur, may materially and adversely affect the prevailing market price of our Common Stock and thus restrict the amount TMTG is able to raise in an equity offering, or require TMTG to issue and sell more Common Stock to generate the same amount of gross proceeds than it would otherwise have had to, which would result in greater dilution to existing stockholders. Furthermore, TMTG expects that because there is a large number of shares being registered pursuant to the registration statement of which this prospectus forms a part, the holders thereunder could continue to offer the securities covered thereby for a significant period of time, the precise duration of which cannot be predicted. Accordingly, the adverse market and price pressures and constraint on TMTG’s ability to raise additional capital resulting from the shares registered hereunder could continue for an extended period of time and have a material adverse effect on the Company’s liquidity given its need to raise additional capital to conduct its operations. See “Risk Factors – Risks Related to Ownership of TMTG Common Stock – Future resales of our Common Stock may cause the market price of our Common Stock to drop significantly, even if the Company’s business is doing well.”

TMTG’s pre-Business Combination equity holders hold the substantial majority of its Common Stock. The Common Stock (including shares underlying the Warrants) being offered for resale in this prospectus represent approximately 82.7% of our total outstanding Common Stock as of [•], 2024 (after giving effect to the issuance of shares of Common Stock upon exercise of the Warrants). Further, ARC and President Trump beneficially own 70.3% of our outstanding Common Stock. Although ARC, President Trump, and certain other equity holders of the Company, representing approximately 72% of our total outstanding Common Stock on a fully diluted basis (assuming the issuance of all shares of Common Stock issuable upon exercise of Warrants), will be prohibited from transferring any Common Stock until the applicable Lock-Up Periods expire, upon the effectiveness of any registration statement the Company files or otherwise in accordance with Rule 144 under the Securities Act and after expiration or early termination or release of the applicable lock-up provisions, the Company stockholders may sell the Common Stock in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in the trading price of our Common Stock or putting significant downward pressure on the price of our Common Stock. These shares may be resold for so long as the Registration Statement on Form S-1, of which this prospectus forms a part, is available for use.

We are registering the issuance by us of ~~up to 21,491,251 shares of Common Stock, which consist of (i) 566,742 shares of Common Stock that are issuable upon the exercise of the Placement Warrants, (ii) up to 369,509 shares of Common Stock that are issuable upon the exercise of Convertible Note Post IPO Warrants, (iii) up to 3,055,000 shares of Common Stock that are issuable upon the exercise of the Digital World Alternative Warrants, (iv) up to 3,125,000 shares of Common Stock that are issuable upon the exercise of the Alternative Financing Notes Post IPO Warrants, and (v)~~ up to 14,375,000 shares of Common Stock that are issuable upon the exercise of the Public Warrants.

We are also registering the resale by the Selling Securityholders named in this prospectus, or their permitted transferees, of up to an aggregate of (i) 146,108,680 shares of Common Stock, consisting of (a) 1,133,484 Placement Shares; (b) Up to 14,316,050 Founder and Anchor Investors Shares; (c) 744,020 Conversion Shares; (d) 965,125 DWAC Compensation Shares; (e) 690,000 TMTG Compensation Shares; (f) 6,250,000 Alternative Financing Shares; (g) 7,116,251 Private Warrant Shares consisting of (i) 566,742 shares of Common Stock that are issuable upon the exercise of the Placement Warrants (ii) up to 369,509 shares of Common Stock that are issuable upon the exercise of the Convertible Note Post IPO Warrants, (iii) up to 3,055,000 shares of Common Stock that are issuable upon the exercise of Digital World Alternative Warrants and (iv) up to 3,125,000 shares of Common Stock that are issuable upon the exercise of Alternative Financing Notes Post IPO Warrants; (h) 143,750 Representative Shares; and (i) 114,750,000 President Trump Shares and (ii) up to 4,061,251 Warrants consisting of (a) 566,742 Placement Warrants, (b) up to 369,509 Convertible Note Post IPO Warrants, and (c) up to 3,125,000 Alternative Financing Notes Post IPO Warrants.

To our knowledge, there are currently no plans, arrangements or understandings between the Selling Securityholders and any broker-dealer or agent regarding the sale of the securities by the Selling Securityholders. Upon our notification by a Selling Securityholder that any material arrangement has been entered into with an underwriter or broker-dealer for the sale of securities through a block trade, special offering, exchange distribution, secondary distribution or a purchase by an underwriter or broker-dealer, we will file, if required by applicable law or regulation, a ~~supplement to this prospectus pursuant to Rule 424(b) under the Securities Act disclosing certain material information relating to such underwriter or broker-dealer and such offering.~~ post-effective amendment to this registration statement will be filed,  disclosing (i) the name of each such Selling Securityholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of Common Stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. A post-effective amendment disclosing such an agreement would require the suspension of sales by the Selling Securityholders until the post-effective amendment was declared effective.